Exchange Act No. 1-14236

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 425

Pursuant to Rule 425 of
The Securities Act of 1933

FelCor Lodging Trust Incorporated
—
(Exact name of registrant as specified in its charter)

Maryland	1-14236	75-2541756

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

454 E. John Carpenter Freeway, Suite 1300, Irving, Texas	75062

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 444-4900

(Former name or former address, if changed from last report)

Set forth below is the slide presentation as presented on the internet web site of FelCor Lodging Trust Incorporated in relation to the announcement of the merger with MeriStar Hospitality Corporation.

FELCOR
LODGING
TRUST

Highlights of the Merger Transaction

May 10, 2001

FelCor Lodging Trust

+

MeriStar Hospitality Corporation

1 + 1 = 3

FELCOR LODGING TRUST

With the exception of historical information, the matters discussed on this conference call may include "forward looking statements" within the meaning of the federal securities laws and those statements are qualified by cautionary statements made during this call or contained in FelCor's filings with the Securities and Exchange Commission.

FelCor - Post Merger

Company Profile



Number of Hotels	299
Number of Rooms	78,000
Number of States	39
Total Capitalization 15th largest in REIT Industry	$6.3 billion
Equity Capitalization 2nd Largest Lodging REIT	$2.2 billion
Estimated Annual Revenues	$2.9 billion (Pro Forma 2001)
Estimated Annual EBITDA	$825 million (Pro Forma 2001)





Transaction Summary

FELCOR LODGING TRUST

Transaction Summary	▪ $2.7 billion Transaction Value ▪ $1.1 billion Equity Value ▪ $1.6 billion Assumed / Refinanced Debt
Consideration	▪ FelCor will issue .784x of its common shares or units and pay $4.60 in cash for each MeriStar share or unit outstanding
Valuation	▪ 8.0x EBITDA Multiple (TTM 3/01) ▪ 11.3% NOI Cap Rate (TTM 3/01) ▪ $94.5k per room
Board of Directors	▪ Paul W. Whetsell and Steven D. Jorns will join FelCor's Board of Directors

Transaction Summary

FELCOR LODGING TRUST

Synergies	▪ \$5 million per year
Accretion	▪ 3 - 5% FFO per share accretion
Relationship with MeriStar Hotels & Resorts	▪ MeriStar Hotels & Resorts will continue to manage 111 hotels ▪ Eliminate Paper Clip
Closing	▪ 3rd Quarter 2001

Strategic Rationale

FELCOR LODGING TRUST

- Increased scale and diversity
- Complementary hotel portfolios with focus on upscale full-service segment of the market
- Increase and expand brand relationships
- Assets recently renovated, redeveloped and rebranded
- Significant operating and expense synergies
- Greater access to capital
- Proven ability to integrate significant acquisitions

Increased Capital Markets Visibility

($ in millions)

Equity Market Capitalization



$4,000
$3,000
$2,000
$1,000
$0
(US$mm)
Host
Pro forma FelCor
HPT
FelCor
MeriStar
Innkeepers
RFS
Equity Inns
LaSalle
Boykin

Total Enterprise Value



$10,000
$8,000
$6,000
$4,000
$2,000
$0
(US$m)
Host
Pro forma FelCor
FelCor
MeriStar
HPT
Equity Inns
Innkeepers
RFS
LaSalle
Boykin

Source: Company Public Filings

Increased Scale

Number of Rooms


80,000
60,000
40,000
20,000
0
Pro forma FelCor
Host
FelCor
HPT
MeriStar
Equity Inn
Boykin
RFS
Innkeepers
LaSalle

Number of Hotels


300
250
200
150
100
50
0
Pro forma FelCor
HPT
FelCor
Host
MeriStar
Equity Inns
Innkeepers
RFS
Boykin
LaSalle

Source: Company Public Filings

Increased Cash Flow

($ in millions)

2000 EBITDA


$1,200
$1,000
$800
$600
$400
$200
$0
(US$m)
Host
Pro forma FelCor
FelCor
MeriStar
HPT
Innkeepers
Equity Inns
RFS
Boykin
LaSalle

2000 FFO


$600
$500
$400
$300
$200
$100
$0
(US$m)
Host
Pro forma FelCor
FelCor
MeriStar
HPT
Innkeepers
RFS
Equity Inns
LaSalle
Boykin

Source: Company Public Filings

Complementary High Quality Hotel Portfolios

FelCor (1)


Full-
Service
32%
Limited-
Service
4%
All Suite
Upscale
46%
Upscale
Full-
Service
18%

MeriStar


Limited-
Service
0%
All Suite
Upscale
10%
Full-
Service
25%
Upscale
Full-
Service
65%

FelCor Pro Forma (1)


All Suite
Upscale
31%
Limited-
Service
2%
Upscale
Full-
Service
38%
Full-
Service
29%

Note: Segment focus is measured by number of rooms as of 12/31/00
(1) Excludes 16 hotel properties held for sale

FELCOR LODGING TRUST

National Coverage

- **FelCor will have 299 hotels in 39 states throughout the United States and Canada with approximately 78,000 rooms**

Holiday Inn	65
Embassy Suites	62
Crowne Plaza	25
Hilton	24
Sheraton	22
Doubletree	17
Radisson	12
Marriott	8
Ramada	5
Wyndham	3
Doral	2
Other	54



Geographic Diversification

(2000 EBITDA Contribution by State)

	FelCor	MeriStar	Combined
California	20.7%	19.5%	20.2%
Florida	11.3%	21.5%	15.4%
Texas	18.5%	8.0%	14.2%
Georgia	7.7%	3.3%	5.9%
New Jersey	2.6%	9.1%	5.3%
Illinois	3.6%	4.6%	4.0%
Pennsylvania	3.5%	2.9%	3.3%
Louisiana	3.3%	2.0%	2.8%
Virginia	0.9%	4.6%	2.4%
Arizona	3.2%	1.2%	2.4%
Total Top 10 States	75.3%	76.6%	75.8%

Brand Diversification

FELCOR LODGING TRUST

(2000 EBITDA Contribution by Brand)

Brand	FelCor	MeriStar	Combined
Embassy Suites	40.9%	2.7%	25.4%
Holiday Inn	24.6%	8.8%	18.2%
Crowne Plaza	12.9%	4.9%	9.7%
Sheraton	7.7%	12.1%	9.5%
Hilton	0.5%	21.0%	8.8%
Other	3.7%	14.9%	8.3%
Doubletree	5.7%	3.7%	4.9%
Radisson	0.0%	9.9%	4.0%
Westin	1.3%	4.5%	2.6%
Courtyard by Marriott	1.0%	4.5%	2.5%
Marriott	0.0%	5.7%	2.3%
Wyndham	0.0%	4.3%	1.7%
Ramada	0.0%	3.1%	1.2%
Fairfield Inn	0.8%	0.0%	0.5%
Hampton Inn	0.8%	0.0%	0.5%

Preliminary Sources and Uses

FELCOR LODGING TRUST

($ in millions)

Sources		Uses	
Equity Issued to MHX	$849	Total Equity Purchase Price	$1,083
Assumed Debt / New Financings	1,837	Assume or Repay MeriStar Debt	1,655
Amended Line of Credit	378	Repay FelCor Line of Credit	260
		Estimated Transaction Costs	66
Total Sources of Funds	$3,064	Total Uses of Funds	$3,064

Pro Forma Capitalization

FELCOR LODGING TRUST

Total Market Capitalization	$6.3 billion
Equity Market Capitalization	$2.2 billion
TTM 3/01 EBITDA	$817 million
Pro Forma Debt / TTM 3/01 EBITDA	4.5x
TTM 3/01 EBITDA / Pro Forma Interest	2.7x
Percentage of Debt at Fixed Rate	100%
First Significant Debt Maturity	2003 ($104 million)